News Release

BROOKFIELD ACQUIRES LEADING EUROPEAN LOGISTICS ASSETS COMPANY

London, June 11, 2013 - Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) and its institutional partners through a fund managed by an affiliate of Brookfield Asset Management, Inc. (NYSE: BAM, TSX: BAM.A) today announced the acquisition of EZW Gazeley Limited (“Gazeley”) from Economic Zones World (“EZW”), part of Dubai World. Brookfield Property Partners will own an approximate 30% interest in Gazeley.

Gazeley is a specialist developer of large scale logistics warehouses and distribution parks in key strategic locations across the UK, Western Europe and China. Over the past 25 years, Gazeley has completed approximately 7 million square meters (75 million square feet) of high quality, cost effective warehouses.

Gazeley’s current portfolio includes 524,000 square meters (5.64 million square feet) of existing assets and a substantial land bank of 1.3 million square meters (14 million square feet) with a further 1.1 million square meters (11.84 million square feet) held under option agreements.

The acquisition of Gazeley provides Brookfield exposure to high quality assets, which offer potential growth and value enhancement. Brookfield will seek to build upon Gazeley’s extensive European footprint while capitalizing on its experience and growing presence in the Middle East and China. Brookfield’s capital base, property operating experience and global platform will transform Gazeley from a developer of logistics warehouses to a full-service logistics asset manager, allowing Gazeley to offer a wider range of services to its customers.

Hisham Abdullah Al Shirawi, Chairman of EZW, commented: “EZW is pleased to have completed this milestone transaction. Our relationship with Gazeley has been fruitful and we will continue to work together in areas of common interest.”

Pat McGillycuddy, Chief Executive Officer of Gazeley, commented: “Gazeley has enjoyed a strong and successful relationship with EZW since its acquisition in 2008. Gazeley and its management team are excited about beginning a new chapter under Brookfield’s ownership and believe that Brookfield will provide the support and expertise to transform Gazeley into a full service logistics asset manager.”

Ric Clark, Chief Executive Officer of the Brookfield Property Group, said: “We are pleased to have completed the acquisition of Gazeley, a high quality business with a great track record, strong management team and global footprint. With Brookfield’s financial resources we see great opportunities to grow the business both as an investor and a developer of logistics assets.”

Contact:

North America

Brookfield Property Partners

Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

UK

Smithfield

Ged Brumby, Director

+44 (0) 20 7903 0674; gbrumby@smithfieldgroup.com

About Brookfield Property Partners

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in approximately 19,800 multi-family units, 29 million square feet of industrial space and an 18 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com

About EZW

EZW is the global provider of sustainable industrial and logistics infrastructure solutions. It currently has presence in Asia, Africa, the Middle East and the US. The company is in the business of providing robust network of economic zones, technology, logistics and industrial parks as well as build-to-suit developments across the world with an objective to support the dynamic expansion of its rapidly growing international customer base. EZW’s current portfolio in Dubai includes Jebel Ali Free Zone, TechnoPark and Dubai Auto Zone. EZW’s multi sector zones in Dubai are spread over more than 70 square kilometres.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.